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                                   Filed by: Colorado Business Bankshares, Inc.
                                                  Commission File No. 000-24445
                          Pursuant to Rule 425 under the Securities Act of 1933
                                 Subject Company: First Capital Bank of Arizona

[COLORADO BUSINESS BANK LOGO]


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FOR IMMEDIATE RELEASE

For more information, contact:
Steven Bangert                                  Harold Mosanko
Chairman of the Board and CEO                   President and CEO
Colorado Business Bankshares, Inc.              First Capital Bank of Arizona
303.293.2265                                    602.240.2720

     Colorado Business Bankshares, Inc. and First Capital Bank of Arizona
                          Announce Agreement to Merge

          Colorado Business Bankshares Also Announces Name Change to
             Reflect Market Diversification and New Business Lines

  DENVER - October 24, 2000 - Colorado Business Bankshares, Inc. (Nasdaq: COBZ), headquartered in Denver and one of the fastest growing financial institutions of its size in the nation, and First Capital Bank of Arizona (OTC Bulletin Board:
FCAZ), headquartered in Phoenix, announced jointly today that they have signed a definitive merger agreement. In the merger, First Capital Bank shareholders will receive stock of Colorado Business Bankshares.

  Colorado Business Bankshares is a $610 million financial holding company headquartered in Denver. The company, through its subsidiary Colorado Business Bank, operates nine full-service locations in Colorado and offers trust services and employee benefits consulting.

  First Capital is a four-year-old business bank headquartered in Phoenix with $104 million in assets and two full-service locations serving small to medium-sized companies in the metropolitan area. The bank was founded by a group of local investors led by Harold Mosanko, president and chief executive officer. Mosanko worked for 25 years at Valley National Bank of Arizona, serving as the executive vice president of the Commercial Lending Group.

  The exchange ratio in the merger will depend upon the average closing price of Colorado Business Bankshares stock for the 20 trading days ending with the third trading day prior to the consummation of the merger. If the average closing price is $14.50 or less, the conversion ratio will be 2.621 shares of Colorado Business Bankshares for each share of First Capital. If the average closing price exceeds $14.50, the conversion ratio will be determined by adding one-half of the excess to $38.00 and dividing that sum by the average closing price. For example, if the average closing price is $16, the price paid to First Capital shareholders will be $38.75 per share, resulting in a conversion ratio of 2.422. At that conversion ratio, Colorado Business Bankshares would issue approximately
1.767 million shares of its common stock, at an estimated value of $28.3 million, and would assume First Capital options for an additional 270,090 shares of its common stock with a weighted average

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First ad - Colorado Business Bankshares Acquires First Capital



exercise price of $6.71. If the average closing price is less than $14.50, First Capital may terminate the merger. Subject to the completion of due diligence and shareholder and regulatory approval, the transaction is expected to be completed early in the first quarter of 2001. The transaction will be accounted for as a pooling of interests.

  Steven Bangert, chairman and chief executive officer of Colorado Business Bankshares, said, "First Capital's strategy is very similar to ours: we each deliver high touch banking services to small and mid-sized businesses and high net worth individuals in two of the most rapidly growing metropolitan areas in the United States. Both banks have recruited an entrepreneurial, customer-focused management team from leading financial institutions acquired by large out-of-state banks. The First Capital acquisition will give us the platform to execute our branching strategy in Arizona, opening new bank locations led by experienced bankers."

  "I am very pleased to introduce our customers to an exciting company, one that has made considerable investments in talent and technology to the benefit of its customers," said Mosanko. "Our customers will quickly notice an increase in the number and quality of products and services we're able to provide, as well as increased lending limits. Although we will continue to operate independently under our own charter, joining the Colorado Business Bankshares family is clearly a great opportunity for our customers, employees, shareholders and community."

  To reflect an increasing portfolio of diverse financial services as well as its first venture outside of Colorado, Colorado Business Bankshares also announced a name change to CoBiz Inc., effective December 1, 2000. "Our new holding company name is not only a sign of our operations outside of Colorado, but also of diversification into complementary business lines such as CoBiz Connect, our employee benefit consulting subsidiary," Bangert said. "We will continue to explore and develop fee-based opportunities that will allow us to better serve the needs of our business customers and reduce our dependence on net interest margin."

  Colorado Business Bankshares is a financial holding company with $610 million in assets headquartered in Denver that owns Colorado Business Bank, N.A., a full-service, commercial banking institution with nine locations in Colorado: six in the Denver metropolitan area, two in Boulder and one in Edwards (the Vail Valley). The bank provides a broad range of sophisticated banking products and services, including credit, cash management, investment, deposit and trust products as well as employee benefits consulting, to its targeted customer base of small and medium-sized businesses and high net worth individuals. With the completion of this transaction, the company will add two locations in the Phoenix metropolitan area and grow to approximately $715 million in assets.

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Second ad - Colorado Business Bankshares Acquires First Capital



TRANSACTION ECONOMICS

 . Share determination:           If the 20-day average price is less than or
                                 equal to $14.50, 2.621 shares will be issued for each share of First Capital. If the 20-day average price exceeds $14.50, the conversion ratio will be determined by adding one-half of the excess to $38.00 and dividing that sum by the average closing price.

 . Effect on EPS:                 Transaction should be neutral to 2001 earnings
                                 and accretive thereafter.

 . Cost savings:                  Any estimated cost savings will be offset with
                                 increases in lending staff and enhancements to products and services.

 . Accounting treatment:          Pooling of interests

 . Expected closing:              First Quarter 2001

 . Integration completion:        Second Quarter 2001

 . Board seats granted:           3

 . Valuation metrics:*            Price/2000 estimated earnings (basic)    20.2x

                                 Price/Book                               2.56x

                                 Deposit premium                            19%

  *assuming $16.00 COBZ average price

  The discussion in this press release contains forward-looking statements. Although Colorado Business Bankshares and First Capital Bank believe that the expectations reflected in the forward-looking statements are reasonable, they can give no assurance that such expectations will prove to be correct. The forward-looking statements involve risks and uncertainties, including a variety of factors that may cause the combined company's actual results to differ materially from the anticipated results or other expectations expressed in such forward-looking statements, such as when and if the merger is consummated, the success of Colorado Business Bankshares in integrating First Capital Bank into its organization, the impact of interest rates and other general economic conditions, loan and lease losses, risks related to the execution of each company's growth strategy, the possible loss of key personnel, factors that could affect Colorado Business Bankshares' or First Capital Bank's ability to compete in its markets, changes in regulations and government policies and other factors discussed in Colorado Business Bankshares' filings with the Securities and Exchange Commission.

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Third ad - Colorado Business Bankshares Acquires First Capital



  Colorado Business Bankshares will file a registration statement on Form S-4 with the SEC in connection with the proposed merger. The registration statement will include a joint proxy statement/prospectus which will be sent to shareholders of Colorado Business Bankshares and First Capital Bank seeking their approval of the proposed merger. COLORADO BUSINESS BANKSHARES AND FIRST CAPITAL BANK URGE INVESTORS AND SHAREHOLDERS TO READ THESE DISCLOSURE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When filed, the registration statement and other documents filed with the SEC by Colorado Business Bankshares can be obtained at the Internet World Wide Web site maintained by the SEC at www.sec.gov. Shareholders of Colorado Business
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Bankshares or First Capital Bank or other investors can request a free copy of the joint proxy statement/prospectus (after they are filed) and any other relevant documents filed with the SEC by Colorado Business Bankshares by writing to Colorado Business Bankshares, Inc., 821 17th St., Denver, Colorado 80202,
Attention: Richard Dalton.

  Colorado Business Bankshares, First Capital Bank, their respective directors and executive officers and certain other persons may be deemed participants in the solicitation of proxies of Colorado Business Bankshares shareholders and First Capital Bank shareholders. Information regarding the participants in any solicitation of proxies from Colorado Business Bankshares shareholders is contained in Colorado Business Bankshares' proxy statement for its 2000 annual meeting filed with the SEC on April 19, 2000. Information regarding the participants in any solicitation of proxies from First Capital Bank shareholders is contained in First Capital Bank's proxy statement for its 2000 annual meeting mailed to shareholders on April 3, 2000, a copy of which may be obtained by calling David Denslow, Corporate Secretary of First Capital Bank, at (602) 240-2720.

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